UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, CA 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 20, 2013, Verenium Corporation (“Verenium”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Pastinaca Acquisition Inc., a wholly-owned subsidiary of BASF Corporation (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Verenium common stock for $4.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Verenium (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Press Release of Verenium, dated September 20, 2013

FOR IMMEDIATE RELEASE

VERENIUM ENTERS AGREEMENT TO BE ACQUIRED BY BASF

— BASF to offer Verenium’s shareholders $4.00 per share in cash —

SAN DIEGO, CA., September 20, 2013 – Verenium Corporation (Nasdaq: VRNM), a leading industrial biotechnology company focused on the development and commercialization of high-performance enzymes, today announced it has entered into a definitive merger agreement with BASF Corporation, a leading chemicals company, under which BASF will commence a cash tender offer for all of the outstanding shares of Verenium’s common stock. This agreement has been unanimously approved by both Verenium’s and BASF’s Boards of Directors.

Under the terms of the merger agreement, holders of outstanding shares of Verenium’s common stock will receive $4.00 per share, representing a 56% premium to the volume weighted average closing price of Verenium’s common stock in the six months prior to announcement of the transaction. Each of the directors and officers of Verenium has entered into tender and support agreements pursuant to which they have agreed to tender all of their shares.

The acquisition is an all-cash tender offer for all outstanding shares of Verenium common stock to be followed by a back-end merger. The tender offer is subject to standard closing conditions, including the acquisition of a majority of the shares outstanding including shares underlying options and warrants for which notices of exercise are received prior to the expiration of the tender offer for which shares have not yet been issued. The tender offer is expected to close in the fourth quarter of 2013.

BASF is the world’s leading chemical company and its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. BASF had sales of €72.1 billion in 2012 and more than 110,000 employees as of the end of 2012. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN).

UBS Investment Bank served as financial advisor and Cooley LLP served as legal advisor to Verenium.

About Verenium

Verenium, an industrial biotechnology company, is a global leader in developing high-performance enzymes. Verenium’s tailored enzymes are environmentally friendly, making products and processes greener and more cost-effective for industries, including the global food and fuel markets. Read more at www.verenium.com.

Note About Forward-Looking Statements

Statements in this announcement that relate to future results and events are forward-looking statements based on Verenium’s current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, including the combined company’s position in the strategic enzyme growth market, the combined company’s anticipated future financial and operating performance and results and expectations regarding the market and demand for the combined company’s products and plans for development and expansion of the combined company’s products; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Verenium may not satisfy one or more closing conditions; that the merger agreement may be terminated; the impact of the current economic environment; and other risks that are described in Verenium’s most recent Form 10-Q and Form 10-K. Verenium cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document and Verenium undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Important Information about the Tender Offer

The tender offer described in this press release (the “Offer”) has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Verenium or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”). The offer to purchase shares of Verenium common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pastinaca Acquisition Inc., a wholly owned subsidiary of BASF formed for the purpose of making the Offer, and BASF, and the solicitation/recommendation statement will be filed with the SEC by Verenium. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Verenium at the email address included below.

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Verenium Contact:

Sarah Carmody

Sr. Manager, Corporate Communications

858-431-0180

corpcomm@verenium.com